NEWS RELEASE

RESIGNATION OF DIRECTOR

OCTOBER 14, 2008 - TORONTO, CANADA - InterOil Corporation (IOL:TSX) (IOC:AMEX) (IOC:POMSoX), announces that Mr. Donald Hansen has today resigned from the InterOil Board for personal reasons.

“On behalf of the Board of Directors, I thank Mr. Hansen for his positive contribution to the Company and wish him well with his future endeavours,” said Mr. Phil Mulacek, Chairman and Chief Executive Officer.

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.

InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars and on the American Stock Exchange under the symbol IOC in US dollars.

InterOil News Release
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